Filed Pursuant to Rule 433

Registration No. 333-249838

Issuer Free Writing Prospectus dated April 5, 2023

Relating to Preliminary Prospectus Supplement dated April 5, 2023

PRICING TERM SHEET

DATED APRIL 5, 2023

$600,000,000 5.375% SENIOR NOTES DUE 2028

$900,000,000 5.875% SENIOR NOTES DUE 2033

The information in this pricing term sheet supplements Micron Technology, Inc.’s (“Micron”) preliminary prospectus supplement, dated April 5, 2023 (the “Preliminary Prospectus Supplement”), and supplements and supersedes the information in the Preliminary Prospectus Supplement to the extent supplementary to or inconsistent with the information in the Preliminary Prospectus Supplement.  Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Micron Technology, Inc. (Nasdaq: MU)

Securities Offered:

$600,000,000 aggregate principal amount of 5.375% Senior Notes due 2028 (the “2028 Notes”)

$900,000,000 aggregate principal amount of 5.875% Senior Notes due 2033 (the “2033 Notes” and, together with the 2028 Notes, the “notes”)

Pricing Date:	April 5, 2023

Closing Date:*	April 11, 2023 (T+3)

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Use of Proceeds:

Micron estimates that the net proceeds from the sale of the notes, after deducting underwriter discounts and other estimated offering expenses, will be approximately $1.486 billion.

Micron intends to use a portion of the net proceeds from the sale of the notes to repay a portion of the outstanding borrowings under its 2024 Term Loan A.

Micron intends to use the remainder of the net proceeds from the sale of the notes for general corporate purposes.

Ratings:**	Baa3 (Stable) (Moody’s Investors Service, Inc.) BBB (Stable) (Fitch Ratings Inc.) BBB- (Stable) (S&P Global Ratings)

Maturity Date:	April 15, 2028 in respect of the 2028 Notes September 15, 2033 in respect of the 2033 Notes

Interest Rate:	5.375% per year on the principal amount of the 2028 Notes 5.875% per year on the principal amount of the 2033 Notes

Interest Payment Dates:

April 15 and October 15, beginning October 15, 2023, accruing from April 11, 2023, in respect of the 2028 Notes

March 15 and September 15, beginning September 15, 2023, accruing from April 11, 2023, in respect of the 2033 Notes

Record Dates:	April 1 and October 1, in respect of the 2028 Notes March 1 and September 1, in respect of the 2033 Notes

Price to Public:	For the 2028 Notes: 99.882% of the principal amount For the 2033 Notes: 99.505% of the principal amount

Underwriting Discount:	0.300% per 2028 Note 0.400% per 2033 Note

Benchmark Treasury:	UST 3.625% due March 31, 2028 for the 2028 Notes UST 3.500% due February 15, 2033 for the 2033 Notes

Benchmark Treasury Price / Yield:	101-07 ¾ / 3.352% for the 2028 Notes 101-24 / 3.290% for the 2033 Notes

Spread to Benchmark Treasury:	+205 basis points for the 2028 Notes +265 basis points for the 2033 Notes

Yield to Maturity:	5.402% for the 2028 Notes 5.940% for the 2033 Notes

CUSIP Number:	595112CA9 for the 2028 Notes 595112CB7 for the 2033 Notes

ISIN Number:	US595112CA91 for the 2028 Notes US595112CB74 for the 2033 Notes

Redemption at Micron’s Option:

Prior to the applicable Par Call Date, Micron may redeem the notes of each series at its option, in whole or in part, at any time and from time to time, at a redemption price for each series of notes (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of (A)(i) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes of such series matured on the applicable Par Call Date), on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 35 basis points in the case of the 2028 Notes and 40 basis points in the case of the 2033 Notes, less (ii) interest accrued to the date of redemption, and (B) 100% of the principal amount of the notes of that series to be redeemed, plus, in each case, accrued and unpaid interest, if any, on the amount being redeemed to, but excluding, the date of redemption. On or after the applicable Par Call Date for a series of notes, Micron may, at its option, redeem the notes of such series in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

“Par Call Date” for the 2028 Notes means March 15, 2028 (one month prior to the maturity date of the 2028 Notes) and for the 2033 Notes means June 15, 2033 (three months prior to the maturity date of the 2033 Notes).

Joint Book-Running Managers:

Wells Fargo Securities, LLC

BNP Paribas Securities Corp.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

ANZ Securities, Inc.

Credit Agricole Securities (USA) Inc.

HSBC Securities (USA) Inc.

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

Truist Securities, Inc.

Co-Managers:

Barclays Capital Inc.
BofA Securities, Inc.

CIBC World Markets Corp.

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

ICBC Standard Bank Plc

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

RBC Capital Markets, LLC
Siebert Williams Shank & Co., LLC

U.S. Bancorp Investments, Inc.

* It is expected that delivery of the notes will be made against payment therefor on or about April 11, 2023, which will be the third business day following the date of pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to the date that is two business days before delivery will be required, by virtue of the fact that the notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

** Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

ICBC Standard Bank Plc is restricted in its U.S. securities dealings under the United States Bank Holding Company Act and may not underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that are offered or sold in the United States. Accordingly, ICBC Standard Bank Plc shall not be obligated to, and shall not, underwrite, subscribe, agree to purchase or procure purchasers to purchase notes that may be offered or sold by other underwriters in the United States. ICBC Standard Bank Plc shall offer and sell the notes constituting part of its allotment solely outside the United States.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll free at 1-800-645-3751, BNP Paribas Securities Corp. toll free at 1-800-854-5674, J.P. Morgan Securities LLC at 1-212-834-4533, Mizuho Securities USA LLC toll free at 1-866-271-7403 or MUFG Securities Americas Inc. toll free at 1-877-649-6848.